EVEREST
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101
TEL: 626-585-5920
FAX: 626-585-5929

                                December 16, 2005
                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

     Re: Wilder Richman Historic Properties II (the "Partnership") Schedule TO-T filed by Everest Properties II, LLC on November 14, 2005

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of December 14, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. Please see our response paragraph 2. Please note that Dixon has filed a previous tender offer on the Partnership and stated that neither Dixon nor the Operating General Partner is an affiliate of the Partnership (Schedule TO filed February 26, 2004). Please also note that the Partnership has not identified the Operating General Partner or Dixon as an affiliate in its most recent (or any prior) Form 10-K filing, or in its Schedule 14D-9 filing relating to this offer.

     2. Please see our response paragraph 1. We believe, based on the regulations and our previous experience with the Staff's interpretation thereof, that the Staff would agree that none of the bidders, taken individually, would be an affiliate. We have not found any authority or precedent for the proposition that three non-affiliates can become affiliates by acting as a group with respect to a tender offer, and under what standards such a group of non-affiliates becomes an affiliate. If you are aware of any such authority or precedent, please advise us.

     Without such authority or precedent, we do not believe it is appropriate to require the bidders to comply with a much more cumbersome, regulatory regime. Such bidders have no voting agreement, do not have the actual ability to remove the general partner or make any other partnership decisions unilaterally, and do not have any indicia of control over the Partnership or its general partner. Further, fulfilling such request is probably unattainable by the Purchasers for the very same reason that they are not affiliates: they lack the requisite control over the Partnership.

     3. Please note the following text (emphasis added) in Sections 1 and 2 under Details of the Offer, in the Offer to Purchase (as amended):

     "the Purchasers will accept and purchase, in accordance with the procedures set forth in this Offer to Purchase, ALL validly tendered, and not withdrawn, Units not already held by Purchasers and their affiliates ("Properly Tendered");"

     "the Purchasers will purchase and will pay for ALL Properly Tendered Units, promptly following the Expiration Date;" and

     "[i]n all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Purchasers of: . . . (iii) written confirmation from the Partnership of the transfer of the Units to the Purchasers or the General Partner confirms ownership of and changes the distribution address for the Units.

     Accordingly, the Units may be "accepted for purchase" by the bidders regardless of any transfer restrictions the Partnership may have. Payment for the Units will be made when the transfer is confirmed, OR when the General Partner confirms that the tendering Unit Holder does own the Units and changes the address of record for future distribution to the appropriate bidder's address. Such address changes are common practice in limited partnerships like the Partnership. We understand the Staff has accepted such language in the past with respect to this issue. Please see, e.g., Schedule TO filed June 23, 2005 re 1999 Broadway Associates Limited Partnership.

     Based on our estimates, the 50% limit to avoid a Tax Termination will not come up except in the unlikely event that more than 325 of the remaining 408.5 Units are tendered (to date, 24 Units have been tendered). In such case, the effect of a "Tax Termination" would mainly affect the bidders themselves (and their affiliates), as the holders of 90% of the Units. Also, for limited partnerships holding real estate assets, the actual effect of a Tax Termination is often immaterial. We do not know whether or not the General Partner would waive the 50% limit but, for the foregoing reasons, a general partner might waive the restriction. We are aware of general partners that have done so in the past.

     4. Please see response paragraph 3. We expect to comply with the prompt payment rule because we believe the conditions for payment are designed so that they will be satisfied promptly. Since we must wait for the General Partner to act, we cannot specify the number of days between expiration and payment, but there is no reason to anticipate that such period will be any longer than the typical time for tender offers on partnerships like the Partnership.

     5. We did not delete disclosure in response to comment 6 in your letter dated November 23, 2005; we amended the related bullet point. We believe the amended bullet point adequately explains the issue to Unit Holders, and in addition it obliges us to alert Unit Holders "if the Purchasers extend the
Expiration Date to a date that would not allow the Purchasers to submit transfers in December 2005, or if the Purchaser[sic] becomes aware of any other reason that Unit Holders may not obtain a year-end transfer and a final K-1 for 2005." So if a Tax Termination is threatened because the number of Units tendered approaches 325, the Purchasers have committed "to disseminate additional tender offer materials to Unit Holders to advise them of such development and the effect thereof."

     6. In response to the comment, the reference to materiality to the Purchaser is being deleted, and condition (c) is being amended. There are no government approvals known to be required for the Offer.

     7. The Purchasers believe that they have stated the material federal income tax consequences of the transaction to Unit Holders.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                        Very truly yours,

                                        /S/ CHRISTOPHER K. DAVIS
                                        ----------------------
                                        Christopher K. Davis
                                        Vice President and General Counsel


CKD:ckd
Enclosures with fax copy
cc w/e:  Mark Bava (Dixon)
         Chip Patterson (MPF)